RBC to announce first quarter results and host Annual Meeting of Common Shareholders on February 26

RBC provides revised Q4 2008 Supplementary Financial Information

TORONTO, February 5, 2009 - Royal Bank of Canada (RY on TSX and NYSE) today announced it will host its Annual Meeting of Common Shareholders and release its first quarter results for 2009 on February 26, 2009. Information related to RBC's financial results will be available at www.rbc.com/investorrelations.

RBC's Annual Meeting will be held in Vancouver, British Columbia and is scheduled to begin at 12:00 p.m. EST (9:00 a.m. PST). Interested parties can listen at www.rbc.com/investorrelations/ir_events_presentations.html.

RBC's first quarter conference call is scheduled for 4:30 p.m. (EST) and will feature a presentation by RBC executives. Investors are invited to submit questions by email to invesrel@rbc.com.

Interested parties can access the call live on a listen-only basis at www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2216 or 1-866-898-9626). Please call between 4:20 p.m. and 4:25 p.m. (EST).

Speaker's notes and a webcast of the Annual Meeting and quarterly call will be available on RBC's website on February 26 until May 30, 2009, at www.rbc.com/investorrelations/ir_quarterly.html. A recording of the quarterly call may also be accessed by telephone (416-695-5800 or 1-800-408-3053, passcode 3277550#).

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In addition, Royal Bank of Canada announced that revised Q4 2008 Supplementary Financial Information for Capital Markets is now available on its website. The historical comparative segment financial information was revised to reflect the realignment of our businesses within the Capital Markets segment into two main businesses, Capital Markets Sales and Trading, and Corporate and Investment Banking, effective November 1, 2008. Total Revenue by business will now reflect the realignment. The revised historical segment financial information does not impact previously reported Capital Markets segment revenue or consolidated financial information of Royal Bank of Canada.

The revised Q4 2008 Supplementary Financial Information is available at www.rbc.com/investorrelations/ir_quarterly.html

Investor contacts:
Bill Anderson, Director, Investor Relations, (416) 955-7804, william.anderson@rbc.com
Josie Merenda, Director, Investor Relations, (416)955-7809, josie.merenda@rbc.com

Media contact:
Stephanie Lu, Head, Media and Public Relations, (416) 974-5506, toll-free 1-888-880-2173, stephanie.lu@rbc.com